Alpine Air Express, Inc.

1177 Alpine Air Way

Provo, UT 84601

801-373-1508 phone

801-377-3781 fax

July 23, 2010

ATTN: Juan Migone

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549-3561

RE:

Alpine Air Express, Inc.

Form 10K for Fiscal year ended October 31, 2009

Filed January 29, 2010

File No. 000-27011

Dear Juan,

We have reviewed your comments and inquiries contained in your correspondence dated June 15, 2010. Thank you for the extension you have granted to July 23, 2010 that we spoke of on the phone.  The following is Alpine’s response to your comments and inquiries.  Alpine intends to file the necessary amended reports as requested.  Per our telephone discussion, the Company proposes to file an amended Form 10-K once you have had the opportunity to review the following proposed changes and provide any further comments that you may have.

Form 10-K for the Fiscal Year Ended October 31, 2009

Item 2-Description of Properties

1.

Item 102 of Regulation S-K requires you to state briefly the location and general character of materially important physical properties. In particular, Note 1 to Item 102 of Regulation S-K indicates that such information is required to inform investors as to the suitability, adequacy, productive capacity, and extent of utilization of such properties. In this regard, we suggest you present a table summarizing your fleet of aircraft. Please indicate whether each aircraft is owned or leased, and consider using the aircraft tail number in order to be consistent with your disclosures in Note 9 to your financial statements. For leased aircraft, we suggest you include the name of the lessor.

Response

We agree our disclosure could be strengthened by including the following table under Item 2 of an amended Form 10-K:

Aircraft Model: All Aircraft are Manufactured by Beechcraft	Number of aircraft	Location	Owned/Note Payable/Capital Lease
99	4	Utah, Montana	Owned
99	4	Montana	Note Payable
99	4	South Dakota, Utah, Montana	Capital Lease
1900	7	South Dakota, North Dakota, Montana, Utah, Bahamas	Owned
1900	3	South Dakota, Montana, Utah	Note Payable
1900	4	North Dakota, Montana	Capital Lease

All aircraft are in working condition and alternately either in maintenance or assigned to a scheduled route.

Item 7- Management Discussion and Analysis of Financial Condition and Results of Operations

2.

You indicate that aircraft previously used in your Hawaii operations have been redeployed to the mainland and are being used as spare aircraft in your operations. Please tell us the number of aircraft involved and whether such aircraft are currently idle or in use. Please tell us how the diminished use of these aircraft was considered in your impairment analysis with regard to long-term assets.

Response

As a result of the discontinued operations in Hawaii during August 2009, seven aircraft have been redeployed to the mainland. Four of these aircraft were immediately used to end month-to-month leases with third parties. Two aircraft are being used in the Billings, MT operations to take advantage of extra charter opportunities and as backup aircraft in the event an aircraft needs maintenance. One aircraft was deployed to the Company maintenance facility in Provo, UT for upgrades and routine maintenance and is alternately used on scheduled routes.

In our impairment analysis the Company reached the conclusion there was no need to reduce the value of any of the aircraft redeployed to the mainland considering their current and future use and the estimated cash flows of the aircraft exceed the carrying value per ASC Topic 360-10-35-17.

Liquidity and Capital Resources

3.

Liquidity should be discussed on both a long-term and short-term basis. Accordingly, you should include a discussion of the sufficiency of your resources to satisfy ongoing cash requirements for the next twelve months and on a long-term basis. See Regulation S-K, Item 303(a), Instruction #5. In addition, please revise and expand upon your liquidity disclosures to include the information required within Section IV of FR-72 (Release No. 33-8350). Your disclosure should focus on addressing the following items:

•

An evaluation of the amounts and certainty of cash flows;

•

The existence and timing of commitments for capital expenditures and other known and reasonably likely cash requirements;

•

Discussion and analysis of known trends and uncertainties; and

•

Discussion of prospective information regarding companies’ sources of and needs for capital, except where otherwise clear from the discussion.

As noted in FR-72, the discussion and analysis of this information should provide a clear picture of your ability to generate cash and to meet existing and known or reasonably likely future cash requirements. For example, given the possibility that your preferred shares may be called for redemption in the future, discuss how you would expect to fund such a redemption.

Response

Our Liquidity and Capital Resources section of Item 7-Management Discussion and Analysis of Financial Condition and Results of Operations will now read:

Liquidity and Capital Resources.

October 31, 2009 and 2008.

Historical Source of Cash and Capital Expenditures:

The Company has a working capital position on October 31, 2009 of $669,987, as compared to working capital on October 31, 2008, of $1,839,462. The decrease in working capital has been the direct result of a $841,273 decrease in current assets coupled with an increase of $328,202 in current liabilities. The Company presently has no material off-balance sheet financing arrangements.

Total assets increased to $26,560,224 on October 31, 2009 from $25,413,758 on October 31, 2008. Total liabilities also increased to $12,552,207 from $11,916,143 during the same period. Our stockholders' equity has also increased a total of $510,402, from $13,497,615 to 14,008,017 for October 31, 2008 and October 31, 2009, respectively.

For the year ended October 31, 2009 there was a net profit from operations before income taxes and preferred stock dividends of $1,629,011. This is a decrease from the previous year’s net income of $1,811,113. Depreciation for the year ending October 31, 2009 was $3,163,137 for an increase of $944,427 over last year. This increase is mostly due to the acquisition of aircraft to the fleet at the end of 2008 and additional ground equipment purchases.

During the year ended October 31, 2009, the Company increased the tax NOL carryforward. There was a change in the deferred tax accounts of $509,000.

Investing activities for the year ended October 31, 2009, consisted mainly of the purchases of property and equipment of $3,789,826.

For the year ended October 31, 2009, net cash used in financing activities was $1,780,307, which includes new funds made available from notes payable of $3,654,048 and proceeds from a lending institution line of credit of $748,875. The subsequent use of these funds was primarily towards notes payable of $5,716,041, the payment of preferred stock dividends of $270,977 and the redemption of $182,080 of Preferred Stock in the Company.

For the year ended October 31, 2008, net cash received from financing activities was $445,448, which includes new funds made available of $4,000,000 and subsequent use primarily from payments of $1,459,580 towards notes payable and the redemption of $1,456,640 of Preferred Stock in the Company.

For the years ended October 31, 2009 and 2008, net increases (uses) in cash and cash equivalents were $297,142 and $(468,035), and ending cash and cash equivalents were $1,192,936 and $895,794, respectively.

Cash Requirements:

The following table summarizes the Company’s contractual obligations as of October 31, 2009:

	Total	One Year	2-5 Years	After 5 Years

Long-term debt principal	$4,468,799	$442,000	$2,131,036	$1,895,763
Capital leases principal	4,521,138	1,400,000	3,121,138	-
Interest payments	2,026,111	662,806	1,202,354	160,951
Operating leases	347,925	37,211	92,952	217,762
Dividend payment of preferred shares*	2,426,216	485,243	1,940,973	*
Total	$13,790,189	$3,027,260	$8,488,453	$2,274,476

*Redemption and/or conversion of preferred shares assumed completed by year 2015 through future cash flows generated by profits from Company operations, sale of excess aircraft, or additional debt borrowings. All preferred shares are owned by current CEO and majority shareholder. Currently loan covenants with a lender restrict the redemption and payment of preferred dividends unless Company maintains minimum net worth of $13,800,000 and debt service coverage of 1.25 to 1.00.

Future Capital Expenditures:

The Company as of October 31, 2009 had an open commitment to purchase one additional aircraft in the amount of $1,375,000. This additional aircraft will be used in the Company’s aircraft leasing operations. See Note 17, subsequent events, regarding details of this purchase and the January 2010 financing obtained allowing for this purchase.

Results of Operations

4.

A significant portion of the disclosures with respect to your results of operations states, in narrative form, dollar and percentage changes in your revenues and expenses. In addition, while you discuss certain factors to which changes are attributable, you do not quantify all of these factors nor analyze the underlying business reasons for the changes. We believe your disclosures could be improved by:

•

Using tables to present dollar and percentage changes in amounts, rather than including such information in narrative form;

•

Using additional tables to list, and quantify all of the material individual factors to which changes in amounts are attributable;

•

Refocusing the narrative text portion of the disclosure on analysis of the underlying business reasons for the individual factors in the tables above;

•

Ensuring that all material factors are quantified and analyzed; and

•

Quantifying the effects of changes in both price and volume on revenue and expense categories, where appropriate.

Response

We agree with this request and the Results of Operations section of Item 7 -Management Discussion and Analysis of Financial Condition and Results of Operations will now read:

Results of Operations

Operating Revenue

	2009	2008	2009 over 2008 Change
Operating Revenue:
Operations
Mail revenue	$13,366,226	$14,518,532	(8)%
Contract cargo revenue and ad-hoc charters	5,730,000	4,972,385	15%
Aircraft leasing	1,225,940	144,965	746%
Total operations	20,322,166	19,635,882	3%
Public services
First officer	18,918	31,610	(40)%
Maintenance	123,325	172,884	(29)%
Total public services	142,243	204,494	(30)%
Total operating revenue	$20,464,409	$19,840,376	3%

	2009	2008	2009 over 2008 Change
Operating Revenue:
Operations
Mail revenue	65%	73%	(8)%
Contract cargo revenue and ad-hoc charters	28%	25%	3%
Aircraft leasing	6%	1%	5%
Total operations	99%	99%	-
Public services
First officer	Less than 1%	Less than1%	-
Maintenance	1%	1%	-
Total public services	1%	1%	-
Total operating revenue	100%	100%

During the year ended October 31, 2009 total operating revenues were $20,464,409, representing a 3% increase over 2008 revenues of $19,840,376. This increase in revenue is the result of an increase of 746% in aircraft leasing revenues due to a contract in place for the leasing of two Beechcraft 1900-D passenger aircraft that began in September 2008.

Direct Costs

	2009	2008	2009 over 2008 Change
Direct Costs:
Operations
Depreciation and amortization	$3,163,137	$2,218,710	43%
Other direct costs	12,354,760	13,943,667	(11)%
Total operations	15,517,897	16,162,377	(4)%
Public services
Total public services	215,412	216,254	Less than 1%
Total direct costs	$15,733,309	$16,378,631	(4)%

Total direct costs decreased to $15,733,309 from $16,378,631 for the years ending October 31, 2009 and 2008, respectively. This decrease is mainly due to a decrease of $1,469,227 or 32% in fuel expense and a decrease of $313,363 or 30% in aircraft lease expense. Fuel expense decreased due to an overall decrease in aviation fuel prices across the country and aircraft lease expenses decreased due to the ending of several sale/leaseback agreements. Depreciation and amortization expense for the year ended October 31, 2009 increased to $3,163,137 from $2,218,710 during 2008. This increase was due to additional depreciation on two new aircraft acquired at the end of 2008 and from major engine and airframe component overhauls capitalized in 2009.

Operating Expenses

	2009	2008	2009 over 2008 Change
Operating Expenses:
General and administrative	$2,180,645	$1,525,241	43%
Total operating expenses	2,180,645	1,525,241	43%

Operating expenses increased to $2,180,645 from $1,525,241 for the years ended October 31, 2009 and 2008, respectively. This increase was due mainly to a large one-time customer bad debt write-off of $248,000 coupled with a $44,000 increase in allowance for doubtful accounts. Consulting expenses, legal expenses, and professional accounting expenses increased during 2009 as well.

Interest Income

Interest income for the year ended October 31, 2009 decreased to $18,451 from the amount at October 31, 2008 of $48,381. This decrease in interest income for 2009 is due to a reduction of cash in interest bearing accounts.

Interest Expense

Total interest expense for the year ended October 31, 2009 and 2008 was $857,184 and $673,395, respectively. This increase in interest expense is due to the Company acquiring additional financing in August of 2008 to purchase two Beechcraft 1900D aircraft.

Gain on Disposal of Assets

Gain on disposal of assets for the year ended October 31, 2009 decreased to $907 from $499,623 as of October 31, 2008. During 2008, two aircraft that were destroyed  and were disposed of at a gain due to the insurance proceeds. In 2009 there were no such events.

Other Expenses

Other expenses for the year ending October 31, 2009 was $83,618 compared to $0 for the year ending October 31, 2008. This increase in other expenses is due to a realized loss from heating oil investments.

Income Tax Expense

Total income tax expense for the year ended October 31, 2009 and 2008 was $509,000 and $434,812, respectively.

Net Income

For the year ended October 31, 2009 and 2008, income before preferred dividends was $1,120,011 and $1,376,301, or $0.03 per share and $0.04 per share, respectively. For the same periods net income available to shareholders was $544,599 and $120,193, or $0.02 per share and $0.00 per share, respectively. The difference for both years presented is approximately $575,412 and $1,256,108, respectively ($0.01 and $0.02 per share, respectively), which is related to dividends declared on preferred stock and the amortization of a preferred stock discount analogous to a preferred stock dividend. The amortization portion of the preferred stock discount ended in December 2008.

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

5.

The Report of Independent Registered Accounting Firm does not comply with Rule 2-02 of Regulation S-X. Please revise your filing to include an appropriate accounting report.

Response

We agree with this comment and will obtain an updated Report of Independent Registered Accounting Firm that includes the city and state where issued (Logan, Utah).

Consolidated Balance Sheets

6.

Based on the disclosure in Note 11, your preferred stock should be classified outside of stockholders’ equity. In this regard, we note that you exchanged your own preferred stock in return for the preferred stock of your Alpine Aviation subsidiary during 2007. However, paragraph 4 of EITF Topic D-98 continued to be applicable after the 2007 exchange and the preferred stock should have been reclassified outside of permanent capital. We understand that (i) the preferred stock is convertible at any time into common stock, and (ii) the Holder cannot call for redemption of the preferred stock until after December 31, 2011. However, these facts do not affect the requirement to classify your preferred stock outside of permanent equity. Therefore, please restate your balance sheets to classify your preferred stock outside of permanent equity.

Response

We will classify the preferred stock outside of permanent equity. We will reclassify the preferred stock as a mezzanine item between liabilities and stockholders’ equity and will restate the October 31, 2009 Form 10-K and all future filings.

7.

As a related matter, we note that you have redeemed a portion of the preferred stock in each of the last two fiscal years. Accordingly, we suggest that you present a table in Note 11 detailing the changes in the number of shares and related carrying amounts for your preferred stock. This activity is currently reflected in your Statement of Stockholders’ Equity, but should be removed upon restatement of your balance sheet (as discussed above).

Response

We will remove the carrying amounts for preferred stock from the Statement of Stockholders’ Equity and will present a table in Note 11 detailing the changes in the number of shares and related carrying amounts for our preferred stock.

Notes to the Consolidated Financial Statements

Note 1-Summary of Significant Accounting Policies

Engine Overhauls

8.

You indicate that airframe component overhauls are capitalized and depreciated over the estimated useful life of the engine and airframe components. However ASC Topic 908-360-35-6 indicates that the actual cost of each overhaul shall be amortized to the next overhaul. Please advise or revise.

Response

In our calculations we consider the estimated useful life to be the life until the next overhaul in agreement with ASC Topic 908-360-35-6. We will reword prospectively to include the phrase “to the next overhaul.”

Note 9-Long Term Debt

9.

Based on the maturity dates of your notes as well as the capital lease obligations due within the next fiscal year, it is not clear how you arrived at the current portion of your long-term debt. Please advise.

Response

Our calculation of the current portion of long-term debt is summarized below.

Current Portion

Notes

Note Payable #1

          $33,014

Current portion based on refinance

terms in Note 17.

Note Payable #2

        $360,562

Note has a balloon payment at

Maturity (8/19/12) of $1,428,799.

Note Payable #3

          $48,625

Current portion based on refinance

terms in Note 17.

Capital Lease #1

     $1,191,028

Capital Lease #2

        $209,150

Total

     $1,842,379

Rounded to $1,842,000

In Note 10-Capital Lease Obligations, our future minimum lease payments of $1,757,000 for 2010 include interest of $356,822 and $1,400,178 of principal.

Item 9A(T)-Controls and Procedures

10.

In light of the fact that you restated your financial statements, please tell us how you determined that you had effective internal controls over financial reporting.

Response

The restated financials for years ended October 31, 2007 and October 31, 2008 were due to the same reason, “to correct errors in the reporting of current and deferred income tax expense and the recording of deferred tax assets.” The incorrect reporting was the result of two miscalculations: (1) the use of internal depreciation tax software that was different from the depreciation tax software used by the professional CPA firm who prepared Company’s income tax return and (2) a formula error from an internally generated “excel” spreadsheet used to calculate the differences in book and tax depreciation amounts.

The Company has taken the following steps to strengthen its internal controls for calculation of deferred income taxes:

1.

The Company hired a new employee in July 2009 with extensive income tax background to compute the deferred income tax expense as well as deferred tax asset and liability amounts. The new employee was able to prepare Company’s federal income tax return for October 31, 2009 prior to filing of the Company’s 10K report.

2.

The Company purchased in July 2009 for internal use the same depreciation tax software as used by the professional CPA firm that prepares our income tax returns.

3.

In conjunction with Company’s external auditing firm, the process used to calculate the income taxes (current and deferred) was improved over a period of time beginning in approximately July, 2009.

As a result of these steps the Company determined that it had effective internal controls over financial reporting as of October 31, 2009.

Item 15-Exhibits

11.

Please refer to Item 601 of Regulation S-K and provide or incorporate by reference, as applicable, all required exhibits. For example, you should file your articles of incorporation, bylaws, and preferred stock agreement.

Response

We agree and will include or incorporate by reference copies of our articles of incorporation, bylaws, and preferred stock agreement.

Alpine Air Express, Inc. also acknowledges that:

•

The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully,

/s/Rick C. Wood

Rick C. Wood

Principal Financial Officer

Alpine Air Express, Inc.